Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2025 Financial Results

TAIPEI, Taiwan, May 5, 2025 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2025 unaudited financial results.

Comments from Management

For the first quarter of 2025, GigaMedia reported revenues of $0.86 million with a gross profit of $0.46 million, an operating loss of $0.97 million and the net loss of $0.68 million.

If compared to the previous quarter, the revenues increased by 13.8%. In this quarter, we continued rightsizing our workforce and consolidating resources to enhance productivity.

For the following quarters, we plan to continue our exploration of digital entertainment to further develop and promote our own products and services.

First Quarter Overview

•
Operating revenues increased by 13.8% in quarter-on-quarter comparison.
•
Loss from operations was $0.97 million, increased from $0.53 million last quarter, but decreased year-over-year from $1.11 million the same quarter last year, and net loss of $0.68 million represented an increase from $0.46 million last quarter, but narrowed by $0.22 million if compared to $0.90 million the same quarter last year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q25 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q25	4Q24	Change (%)	1Q25	1Q24	Change (%)
Revenues	859	755	13.8%	859	725	18.5%
Gross Profit	460	398	15.6%	460	346	32.9%
Loss from Operations	(970)	(531)	NM	(970)	(1,114)	NM
Net Loss Attributable to GigaMedia	(677)	(462)	NM	(677)	(902)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.06)	(0.04)	NM	(0.06)	(0.08)	NM
EBITDA (A)	(1,086)	(918)	NM	(1,086)	(1,358)	NM
Cash, Cash Equivalents and Restricted Cash	31,400	35,094	(10.5)%	31,400	36,815	(14.7)%

NM= Not Meaningful

(A) EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

•
Consolidated revenues for the first quarter of 2025 increased by 13.8% quarter-on-quarter to $0.86 million, from $0.76 million in the fourth quarter of 2024, and by 18.5% year-over-year from $0.73 million in the first quarter of 2024.
•
Consolidated gross profit increased to $0.46 million from $0.40 million in last quarter and by 32.9% from $0.35 million in the same quarter last year.
•
Consolidated operating expenses were $1.43 million in the first quarter of 2025, approximately increased by $0.50 million when compared to prior quarter, but slightly reduced if compared to the same quarter last year.
•
Net loss for the first quarter of 2025 was $0.68 million, increased from $0.46 million net loss last quarter, but narrowed by $0.22 million if compared to $0.90 million the same quarter last year.
•
Cash, cash equivalents and restricted cash at the first quarter-end of 2025 amounted to $31.40 million, decreased by approximately $3.69 million from $35.09 million at the fourth quarter-end of 2024.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $31.40 million, or approximately $2.84 per share as of March 31, 2025.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 5, 2025. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“Current widespread economic uncertainty has certainly cast a long shadow on consumer sentiment, and specifically, entertainment spending,” said GigaMedia CEO James Huang. “but we are confident we can ride out the disruption with our strategy of boosting the productivity of our products and services with a leaner team, and expanding customer base with effective marketing strategies.”

Meanwhile, our management continues exploring possibilities of expanding our business through strategic investments to create greater shareholder value. We will pursue promising investment opportunities prudently but more aggressively.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2025 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2025 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2025	12/31/2024	3/31/2024
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	859	755	725
	859	755	725
Operating costs
Cost of digital entertainment service revenues	399	357	379
	399	357	379
Gross profit	460	398	346
Operating expenses
Product development and engineering expenses	195	164	185
Selling and marketing expenses	394	351	378
General and administrative expenses	840	414	896
Other	1	—	1
	1,430	929	1,460
Loss from operations	(970)	(531)	(1,114)
Non-operating income (expense)
Interest income	423	471	471
Foreign exchange (loss) gain - net	(133)	(246)	(276)
Changes in the fair value of an instrument recognized at fair value	3	(167)	9
Other-net	—	11	8
	293	69	212
Loss from continuing operations before income taxes	(677)	(462)	(902)
Income tax expense	—	—	—
Net loss attributable to shareholders of GigaMedia	(677)	(462)	(902)
Loss per share attributable to GigaMedia:
Basic	(0.06)	(0.04)	(0.08)
Diluted	(0.06)	(0.04)	(0.08)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2025	12/31/2024	3/31/2024
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	31,087	34,781	36,502
Accounts receivable - net	145	141	239
Prepaid expenses	376	69	374
Restricted cash	313	313	313
Other receivables	268	2	371
Other current assets	130	127	138
Total current assets	32,319	35,433	37,937

Investment in securities - noncurrent	8,094	5,441	5,798
Property, plant & equipment - net	99	101	112
Intangible assets - net	6	7	10
Prepaid licensing and royalty fees	118	147	250
Other assets	1,210	1,229	1,322
Total assets	41,846	42,358	45,429

Liabilities and equity
Accounts payable	37	38	22
Accrued expenses	888	745	941
Unearned revenue	575	578	579
Other current liabilities	525	570	688
Total current liabilities	2,025	1,931	2,230
Other liabilities	35	84	379
Total liabilities	2,060	2,015	2,609
Total equity	39,786	40,343	42,820
Total liabilities and equity	41,846	42,358	45,429

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2025	12/31/2024	3/31/2024
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(677)	(462)	(902)
Depreciation	12	13	12
Amortization	2	2	3
Interest income	(423)	(471)	(471)
Interest expense	—	—	—
Income tax expense	—	—	—
EBITDA	(1,086)	(918)	(1,358)